

February 11, 2013

<u>Via E-Mail</u>
Mr. Osvaldo Solar Venegas
Chief Financial Officer
Concha Y Toro Winery, Inc.
Casilla 213
Nueva Tajamar 481
Torre Norte, Piso 15
Santiago, Chile

> **Re: Concha Y Toro Winery, Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed April 30, 2012**
> **Responses dated January 3, 2013 and January 22, 2013**
> **File No. 1-13358**

Dear Mr. Venegas:

We have reviewed your responses and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

Notes to Consolidated Financial Statements, page F-13

Note 15. Biological Assets, page F-67

1.   We note your response to comments one, two and three of our letter dated December 6, 2012. Please be advised that we continue to evaluate your response and may have further comments.

2.   We note in your response to comment four of our letter dated December 6, 2012 that you perform an assessment of the procedures set out in IAS 36.12 to determine whether there is any indication that the biological assets may be impaired, and it appears you have concluded that no impairment indications exist. In this regard, please provide your analysis supporting your conclusion that there are no indications of impairment for your biological assets since you began reporting under IFRS. Also explain to us in sufficient detail how you would measure the recoverable amount of your biological assets (i.e., fair value less costs to sell or value in use) as required under IAS 36 in the event that there were indications of impairment, particularly in view of your assertions regarding your inability to obtain and/or estimate certain information for purposes of determining the fair value of your biological assets.

3.   We note in your response to comment four of our letter dated December 6, 2012 that the Company's export sales represent around 35% of total Chilean exports, and this growth has led to a strong increase in the value of land and grapevine plantings. Please further explain to us the basis for your statement that there has been a strong increase in the value of land and grapevine plantings, and tell us the information that you considered to arrive at this conclusion. Also tell us how the information that you used to arrive at this conclusion was considered for purposes of determining the fair value of your own biological assets. In this regard, it appears to us that such information could also be used for purposes of measuring the fair value of your biological assets.

4.   We note in your response to comment five of our letter dated December 6, 2012 that acquired vineyards are valued at their acquisition cost. Please further explain to us how this complies with IFRS 3.18, which requires the acquirer to measure the identifiable assets acquired and liabilities assumed at their acquisition-date fair values.

5.   We note the table that you provided in response to comment six of our letter dated December 6, 2012. Please revise the table provided so that the amount of acquired assets agrees with the information provided in Note 12 (page F-58) of your December 31, 2011 Form 20-F updated, as necessary, for any measurement period adjustments. In your response, also identify the method(s) that you used to estimate the fair value of the acquired biological assets pursuant to IFRS 3.18, and tell us how the factors that resulted in your inability to reliably measure the fair value of your own biological assets impacted your valuation of the acquired biological assets. Finally, please provide us with the book values and fair values of acquired assets in both Chilean Pesos and U.S. Dollars.

6.   We note in the table you provided in response to comment six of our letter dated December 6, 2012 that you valued inventory using the replacement cost method. We further note that the fair value assigned to the acquired inventory was equal to the Fetzer's book value on the acquisition date. Please advise us of the following:

- Further explain to us in reasonable detail the basis for your belief that Fetzer's book value of inventory was equal to its fair value (i.e., replacement cost) as of the acquisition date.

- Further explain to us in sufficient detail the process that the Company undertook to determine the replacement cost of the acquired Fetzer inventory as of the acquisition date. In your response, please separately address how you determined the fair value of each type of acquired inventory (e.g. finished goods, work in progress and raw materials).

- Tell us whether Fetzer applied U.S. GAAP, IFRS as issued by the IASB, or another set of accounting principles prior to your April 25, 2011 acquisition. Also, tell us how Fetzer accounted specifically for its inventory, and its grapevines and grapes on vines (i.e. biological assets) prior to your acquisition.

- Identify the biological assets you acquired from Fetzer and how they are classified within the line items appearing in the table. Also, explain how your process used to estimate fair value of these assets under IFRS 3.18 might be useful to measure your biological assets under IAS 41.12.

You may contact Joanna Lam at (202) 551-3476 or John Archfield at (202) 551- 3315 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining